Exhibit 4.12

AMENDMENT TO RIGHTS AGREEMENT

                AMENDMENT TO RIGHTS AGREEMENT (this “Amendment”) dated as of the 26th day of October, 2010, between HKN, Inc. (f/k/a Harken Energy Corporation), a Delaware corporation (the “Company”), and American Stock Transfer and Trust Co., LLC (successor to Mellon Investor Services LLC, a New Jersey limited liability company (formerly known as ChaseMellon Shareholder Services L.L.C.)), as Rights Agent (the “Rights Agent”).

RECITALS

1.             The Company and the Rights Agent have previously entered into that certain Rights Agreement, dated as of April 6, 1998 (the “Agreement”).

2.             Section 27 (Supplements and Amendments) of the Agreement provides, in part, that, as long as the Rights are redeemable, the Agreement may be supplemented or amended without the approval of any holders of Rights.

AGREEMENT

                Section 1.               Definitions.  All capitalized terms used but not defined herein shall have the meanings given to them in the Agreement.

                Amended Definition.  Pursuant to Section 27 of the Agreement (Supplements and Amendments), the undersigned desire to amend Section 1(k) of the Agreement (Certain Definitions — Exempt Person) by deleting the existing Section 1(k) in its entirety and replacing it with a new Section 1(k) to read as follows:

                “(k)         “Exempt Person” shall mean (i) the Company or any Subsidiary (as such term is hereinafter defined) of the Company, in each case including, without limitation, in its fiduciary capacity, or any employee benefit plan of the Company or any Subsidiary of the Company, or any entity or trustee holding Common Stock for or pursuant to the terms of any such plan or for the purpose of funding any such plan or funding other employee benefits for employees of the Company or of any Subsidiary of the Company and (ii) Lyford Investments Enterprises, Ltd. and UniPureEnergy Acquisition Ltd.”

                Section 2.               Governing Law.  This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State.

                Section 3.               Counterparts.  This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

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                IN WITNESS WHEREOF, the parties hereto have caused this Amendment to Rights Agreement to be duly executed as of the day and year first above written.

HKN, INC.

By:	/s/ ANNA M. WILLIAMS
Anna M. Williams
Senior Vice President and
Chief Financial Officer

AMERICAN STOCK TRANSFER AND TRUST CO., LLC, as Rights Agent

By:	/s/ HERBERT J. LEMMER
Name:	Herbert J. Lemmer
Title:	Vice President